

Alliance Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk



05013466

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

1 December 2005


SEC MAIL
PROCESSING
RECEIVED
DEC 2 2 2005
WASH, D.C.
203
SECTION

SUPPL

Dear Sir or Madam

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 27 October to 30 November 2005.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,



Sandra Odell
Deputy Secretary

PROCESSED
DEC 28 2005
THOMSON
FINANCIAL

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information


SEC MAIL PROCESSING
RECEIVED
DEC 2 2 2005
WASH, D.C.
203
SECTION

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 46 – various dates

Information filed with the UKLA or the LSE and made public thereby

Notice re exercise of share options - Simon Baum - 27 October 2005
Notice re purchase of shares - Sir Derek Higgs - 2 November 2005
Blocklisting 6 monthly return - 8 November 2005
Notice reexercise of share options - Ian Lawrence - 8 November 2005
Notice re exercise of share options - John Russell Simm - 21 November 2005
Notice re exercise of share options - Gary Wilkinson - 22 November 2005
Notice re exercise of share options - Ian Lawrence - 25 November 2005

Information distributed to the Company's security holders

Notice re shareholder electronic communications

File No. 82-4964



Alliance
Leicester

Are you fed up of receiving paperwork through the post? Why not elect to receive your Alliance & Leicester **shareholder communications electronically** – these include the Notice of Annual General Meeting and Summary Annual Report. Not only is this environmentally friendly but will enable us to provide a faster and more efficient shareholder service to you. You can do this by visiting www.alliance-leicester-shareholder.co.uk clicking onto the shareholder portal and following the online instructions. Once registered you can register your email address and **sign up to receive communications electronically**, you will also be able to manage all aspects of your shareholding online.

Why not also arrange to have your dividend paid directly into your bank or building society account? Then you could have the peace of mind of knowing that your dividend is available as cleared funds in your account and that there is much less paperwork to deal with, just visit www.alliance-leicester-shareholder.co.uk and log in to the shareholder portal or, if you prefer call the Registrars on **0870 607 0414*** and request a dividend mandate form.

*Calls from the UK mainland will be charged at your service provider's national rate; different charges may apply to mobile telephones. Calls may be recorded and randomly monitored for security and training purposes.

Alliance & Leicester plc and Alliance & Leicester ShareSafe Limited are both authorised and regulated by the Financial Services Authority, the FSA register numbers are 189099 and 184117 respectively.



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	85,219	107,871	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	632	364.4	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	85,219
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	107,871
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form



Signed **Date** 15-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

2005

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

2002 3 Year Maturity Tranche 2

		Address				Total Options Exercised
ACHARYA	10 Pipistrelle Way	Oadby	Leicestershire		LE2 4QA	120
AIREY	1 Hawthorn Avenue	Wetherby	Leeds		LS22 7QX	1202
ALLEN	52 Norman Street	Leicester			LE3 0BA	150
ALLEN	33 Hartdale Road	Thornton	Liverpool	Merseyside	L23 1TA	1142
BALL	11 Maidwell Close	The Meadows	Wigston	Leicester	LE18 3WU	300
BARLOW	20 Sycamore Way	Littlethorpe	Leicester		LE9 5HT	300
BATES	5 Petworth Drive	Market Harborough	Leicestershire		LE16 8JP	60
BEAMAN	12A The Paddock	Aughton			L39 4TU	601
BLACKBURN	20 Arthur Street	Prestwich	Manchester		M25 3HE	180
BONE	2 Lynmouth Drive	Gilmorton	Lutterworth	Leicestershire	LE17 5PG	300
BONNEY	80 Polmennor Road	Falmouth	Cornwall		TR11 5UY	210
BOSWELL	21 Poynings Avenue	Southend On Sea	Essex		SS2 4RS	300
BOURKE	5 Norris Green Road	West Derby	Liverpool	Merseyside	L12 8QG	420
BRADBURY	23 Bridle Way	Telscombe Cliffs	East Sussex		BN10 7DF	751
BRIDSON	29 Grimshaw Lane	Ormskirk	Lancs	Lancashire	L39 1PA	601
BROADHURST	7 Porlock Avenue	Liverpool	Merseyside		L16 9JT	601
BROOKMAN	87 Score Lane	Childwall	Liverpool	Merseyside	L16 5ED	300
BYRNE	6 Cartier Close	Old Hall	Warrington	Cheshire	WA5 5TD	901
CALEY	75 Richardson Drive	Wollaston	Stourbridge	West Midlands	DY8 4DN	901
CARBIS	11 St Margarets Gardens	Polmont	Falkirk	Stirlingshire	FK2 0JL	541
CARINE	2 Main Street	Newton Kyme	Tadcaster	North Yorkshire	LS24 9LS	300
CARR	3 Ashleigh Road	Maghull	Liverpool	Merseyside	L31 3EA	120
CARRINGTON	195 Heywood Road	Prestwich	Manchester		M25 1LB	180
CATTELL	29 Park Avenue	Markfield	Leicestershire		LE67 9WA	180
CHARD	107 Scotswood Crescent	Eyres Monsell	Leicester		LE2 9QE	30
CLEMENS	5 Parkside Crescent	Meanwood	Leeds	West Yorkshire	LS6 4JU	450
CLEMENTS	48 Burghill	Croxteth Par	The Meadows	Liverpool	L12 0BS	120
COCKSEDGE	17 Suffolk Road	Kings Lynn	Norfolk		PE30 4AH	120
COLLINS	9 Hyde Close	Wigan	Lancashire		WN3 5ED	150
CONWAY	38 Sycamore Way	Littlethorpe	Leicester	Leicestershire	LE19 2HT	601
COOPER	64 Willow Park Drive	Wigston Magna	Leicestershire		LE18 1EP	450
CREEVY	8 Monaghan Close	Aintree	Merseyside		L9 8HA	180
CROSSLAND	3 Delamere Road	Hazel Grove	Stockport	Cheshire	SK7 4NW	150
CULLEY	47 Twickenham Road	Glen Parva	Leicester		LE2 9RZ	168
CUMMINS	18 Woolhope Road	Walton	Liverpool	Merseyside	L4 6TA	601
CUNARD	18 Blake Court	Enderby	Leicester	Leicestershire	LE9 5QA	1503
DENTON	4 Hadley Street	Salford	Lancashire		M6 6BT	300
DERBYSHIRE	10 Maypole Lane	Littleover	Derby		DE23 7BQ	300
DEVLIN	148 Moss Lane	Litherland	Liverpool	Merseyside	L21 7NN	150
DISLEY RILEY	194 Southport Road	Lydiate	Liverpool	Merseyside	L31 4EF	300
DIXON	11 Pershore Grove	Ainsdale	Southport	Merseyside	PR8 2SY	180
DOBSON	14 Culverden Avenue	Tunbridge Wells	Kent		TN4 9RF	240
DODD	2 Duddon Avenue	Liverpool	Merseyside		L31 9PG	150
DODD	115 Houghton Road	Woodchurch	Wirral	Merseyside	CH49 8JG	300
DONNELLY	47 Myers Road East	Crosby	Liverpool	Merseyside	L23 0QU	360
DOYLE	20 Yewhurst Road	Solihull	West Midlands		B91 1PW	390
DOYLE	158 Dodds Lane	Maghull	Liverpool		L31 9AD	300
DWYER	6 North Meade	Green Park Estate	Maghull	Liverpool	L31 8DP	150

EASTWOOD	106 Albert Schweitzer Avenue	Bootle	Merseyside			L30 5SQ		300
EATON	16 Redhall Crescent	Edinburgh	Midlothian			EH14 2HU		120
ECCLESTONE	13 Oakfield Road	Alderley Edge	Cheshire			SK9 7LZ		601
EDWARDS	59 Cambridge Road	Crosby	Liverpool			L23 7TX		120
ESSEX	10 Eastwood Road	Leicester				LE2 8DB		300
EVANS	The Old Granary	Manor Barns	Snarestone	Nr Swadlincote	Derbyshire			300
FAIRALL	Bumble	72 North Road	Horndean	Hampshire		PO8 0ED		300
FAIRCLOUGH	34 Queens Road	Bootle	Merseyside			L20 7BS		1202
FAIRHURST	34 Redstart Road	Chard	Somerset			TA20 1SD		601
FARENDEN	57 Homefield Road	Adeyfield	Hemel Hempstead	Hertfordshire		HP2 4BZ		30
FARQUHAR	5 Royal Crescent	Mey	By Thurso	Caithness		KW14 8XJ		180
FINCH	305 Slag Lane	Lowton	Warrington	Cheshire		WA3 2AB		120
FITZPATRICK	146 Hatton Hill Road	Litherland	Liverpool			L21 9JP		120
FOGG	23 Greenway	Waltham	Grimsby			DN37 0HS		601
FOX	9 West Meade	Green Park Estate	Maghull	Merseyside		L31 6DR		150
FRASER	9 Wright Street	Renfrew				PA4 8BJ		120
FRAZER	8 Sedgefield Drive	Thurnby	Leicester			LE7 9PS		180
FREEDMAN	4 Badgers Close	Borehamwood				WD6 4AT		1503
FRENCH	69 Kingsmead Road	Leicester				LE2 3YF		150
GANNON	3 Elzy Road	Staxigoe	Wick	Caithness		KW1 4QU		90
GEDDES	11 Brooksby Close	Oadby	Leicester			LE2 5AB		330
GILROY	16 Burrows Close	Narborough	Leicester	Leicestershire		LE9 5RG		601
GILROY	16 Burrows Close	Narborough	Leicestershire			LE9 5RG		360
GLADMAN	Martlets	8 Albert Street	Kibworth Harcourt	Leicestershire		LE8 ONA		300
GRAHAM	8 Stile Hey	Thornton	Liverpool	Merseyside		L23 9US		126
GRAY	96 Buckle Place	Houndstone	Yeovil	Somerset		BA22 8SG		180
GREAVES	32 Castle Road	Kirby Muxloe	Leicester			LE9 2AB		120
HAINSWORTH	6 Birkdale Drive	Leeds				LS17 7SZ		30
HALL	8 Patricia Avenue	Goring By Sea	Worthing	West Sussex		BN12 4NE		240
HALL	22 Meadow Close	Stoney Stanton	Leicestershire			LE9 4BX		300
HAMER	7 Ivydale	Birch Green	Skelmersdale	Lancashire		WN8 6RS		60
HAMSHER	42 Tudor Drive	Cosby	Leicester			LE9 1TU		601
HARPER	2 Sytche Close	Much Wenlock	Shropshire			TF13 6JJ		210
HARRIS	68 Coltbeck Avenue	Narborough	Leicestershire			LE9 5EJ		210
HARRISON	5 Foundry Gardens	Tredydan Road	Launceston	Cornwall		PL15 8PA		481
HARRISON	70 The Marian Way	Bootle				L30 3TG		120
HAZELL	Hill Beck	37 Hawthorne Drive	Thornton	Leicestershire		LE67 1AW		300
HEARNE	16 Oakfield Avenue	Glenfield	Leicester	Leicestershire		LE3 8HG		300
HEMSLEY	57 Sandy Lane	Hucknall	Nottingham			NG15 7GN		601
HERWORTH	19 Shaw Drive	Fradley	Lichfield	Staffs		WS13 8TP		240
HIBBERT	17 Carter Close	Enderby	Leicester			LE19 4NZ		180
HORROCKS	25 Rushdene	Poolstock	Wigan			WN3 5HJ		1503
HOWLETT	39 The Round Meade	Maghull	Liverpool	Merseyside		L31 8DY		751
HUGHES	22 Far Moss Road	Blundellsands	Liverpool			L23 8TQ		1503
IRONSIDE	80 Emberton Way	Tamworth	Staffordshire			B77 3QQ		1503
JOHNSON	21 Somerby Road	Thurnby	Leicester			LE7 9PR		120
JOHNSON	21 Somerby Road	Thurnby	Leicester			LE7 9PR		120
JONES	12 The Carters	Bootle	Merseyside			L30 7QW		601
JONES	Sheep House	Horseman Side	Navestockside	Brentwood	Essex	CM14 5ST		150
JONES	271 Caernarvon Road	Bangor	Gwynedd			LL57 1HQ		300
JORDAN	7 Pendragon Way	Leicester Forest East	Leicester			LE3 3EY		1503
KAUR	6 Balgonie Court	Royal Glen Park	Chellaston	Derby		DE73 5YH		901
KAUR	83 Skip Lane	Walsall	West Midlands			WS5 3PX		601
KELLY	16 Kelk Beck Close	Maghull	Liverpool	Merseyside		L31 9DJ		180
KENNEDY	5 Edgar Court	Sefton Road	Litherland	Liverpool	Merseyside	L21 9PR		120

KING	22 Holmfield Avenue	Stoneygate	Leicester			LE2 2BF	150
KING	108 Claremont Road	Seaforth	Liverpool			L21 1JG	601
KIZEWSKI	4 County Houses	Dunphail	Forres	Morayshire		IV36 2QP	450
KOTECHA	18 Rockingham Close	Goodwood	Leicester			LE5 4EG	601
LEA	36 Langton Hill	Horncastle	Lincolnshire			LN9 5AH	90
LEE	45 Phillip Drive	Glen Parva	Leicestershire			LE2 9US	120
LEYLAND	6 Tarn Road	Formby	Merseyside			L37 2JZ	300
LIGHTFOOT	23 Chester Road	Southport	Merseyside			PR9 7HD	300
LIVETT	237 London Road	Black Notley	Braintree	Essex		CM7 8QQ	1503
LO	66 Groundwell Road	Swindon	Wiltshire			SN1 2LZ	1322
LOMAS	Rosturk House	32 Church Road	Tilney All Saints	Kings Lynn	Norfolk	PE34 3SW	180
LONG	43 Cowley Hill Lane	St Helens	Merseyside			WA10 2AR	1503
LOVATT	Flat 8 Mavis House	79 Knighton Lane	Aylestone	Leicester		LE2 8BH	1503
LOWE	4 Gainsborough Avenue	Hinclkley	Leicestershire			LE10 0JB	300
MACNAUGHTON	21 Alscot Avenue	Fazakerley	Liverpool	Merseyside		L10 0AL	1202
MARSLAND	93 Sandy Lane	Romiley	Stockport	Chesire		SK6 4NH	601
MASON	133 Fareham Park Road	Fareham	Hampshire			PO15 6LN	240
MASON	10 Plas Y Ddol	Johnstown	Carmarthen			SA31 3PL	240
MCEWAN	44 Black-Craigs	Kirkcaldy	Fife			KY2 7TL	150
MCGURGAN	4 Chilton Close	Deyed Hall	Maghull	Merseyside		L31 6ER	901
MCKAY	70 Ennerdale Road	Formby	Liverpool	Merseyside		L37 2EA	601
MCKENNA	1 Ballyaghran Park	Portstewart	County Londerry			BT55 7SD	114
MCMICHAEL	Glenshesk House	Six Acres	Broughton Astley	Leicestershire		LE9 6PX	601
MCNICHOLL	88 Marina Crescent	Netherton	Merseyside			L30 1RS	150
MEE	Grasmere'	Station Street	Whetstone	Leicestershire		LE8 6JS	60
MITCHINSON	25 Hilary Crescent	Maghull	Liverpool			L31 6BL	300
MONKS	8 Brentwood Close	Hightown	Merseyside			L38 9GJ	240
MOORE	86 Patrick Allan Fraser Street	Arbroath	Angus			DD11 2LX	481
MOORE	5 Sanderson Close	Whetstone	Leicester			LE8 6ER	180
MORRISON	23 The Beeches	Uppingham	Rutland			LE15 9PG	300
MYLER	4 Henley Crescent	Braunstone Town	Leicester			LE3 2SD	180
NEAL	15 Palmerston Close	Kibworth Beauchamp	Leicester	Leicestershire		LE8 0JJ	300
NEWTON	1 Knapdale Place	Dundee				DD4 0SL	120
O'CONNOR	67 Beatrice Street	Bootle	Merseyside			L20 2EG	1202
O'DONOVAN-RIGBY	8 Scarth Park	Skelmersdale	Lancashire			WN8 9NS	300
OLDFIELD	22 Orchard Dale	Crosby	Liverpool	Merseyside		L23 2RJ	300
OSSITT	409 Spen Lane	Leeds	West Yorkshire			LS16 6JE	300
PATTNI	10 Rockingham Close	Leicester	Leicestershire			LE5 4EG	300
PENNOCK	3 The Grove	Ormskirk	Lancashire			L39 3AL	300
PICKER	29 Southfield	Balderton	Newark	Nottinghamshire		NG24 3QB	120
POWELL	22 Bridge Street	Llandaff	Cardif			CF5 2EL	1503
POWELL	20 Dawn Walk	Liverpool	Merseyside			L10 4YD	1503
PRESTON	3 Woodgon Road	Anstey	Leicestershire			LE7 7EQ	180
PRESTON	22 Four Ashes Road	Bentley Heath	Solihull	West Midlands		B93 8LX	751
QUINN	15 Ardcumber Road	Cookstown	Co. Tyrone			BT80 9AQ	120
RANKIN	18 Thirmere Avenue	Litherland	Liverpool	Merseyside		L21 5HP	420
RAYMAKERS	Sundial House	1 Top Yard Farm	Great Bowden	Leicestershire		LE16 7JB	360
RAYNER	Trustrams	2 Star Meadow	Bossingham	Canterbury	Kent	CT4 6DY	120
READ	33 Broctone Close	Broughton Astley	Leicester			LE9 6XX	300
REDMOND	56 Keble Drive	Old Roan	Liverpool	Merseyside		L10 3LE	300
REGAN	2 Moss Nook	Ormskirk	Lancashire			L39 5QS	210
RICHARDSON	Widmer	Spitalfied Lane	New Romney		Kent	TN29 8HQ	150
RIGBY	15 Liverpool Road	Aughton	Ormskirk	Lancashire		L39 5AP	180
RIGGS	12 Moseley Wood Avenue	Cookridge	Leeds	West Yorkshire		LS16 7HL	1322
ROBERTS	12 Glengate	Wigston	Leicester			LE18 4SP	300

ROBINSON-PRICE	77 Whitworth Avenue	Heron'S Wharf	Hinckley	Leicester		LE10 0DD	601
ROGERS	4 Crimple Green	Garforth	Leeds	West Yorkshire		LS25 2JB	360
ROGERS	13 Rosthwaite Road	West Derby	Liverpool	Merseyside		L12 8QD	120
ROSSITER	71 Glasllwch Crescent	Newport	Gwent			NP10 9SG	901
ROWLAND	51 Forest House Lane	Leicester Forest East	Leicester			LE3 3NU	601
RYAN	8 Sefton Gardens	Aughton	Ormskirk	Lancashire		L39 6RZ	601
SAGOO	26 Moor Lane	Normanton-On-Soar	Loughborough	Leicestershire		LE12 5HD	601
SAUNDERS	23 Richmond Avenue	Litherland	Liverpool			L21 2PT	240
SHAW	33 Cypress Road	Huyton	Liverpool	Merseyside		L36 5UN	300
SHEIKH	37 Uplands Road	Oadby	Leicester			LE2 4NT	300
SIDDALL	38 Central Avenue	Wigston	Leicester			LE18 2AA	90
SMITH	53 Gordon Drive	Liverpool	Merseyside			L14 7PU	210
SMITH	72 Edge Hill Court	Edge Hill	Wimbledon			SW19 4LW	150
SPELLMAN	1 Whiteknowe	Glenmidge	Nr Auldgirth	Dumfries		DG2 0SW	210
SPENCER	118 Royds Avenue	Accrington	Lancashire			BB5 2JX	1503
SPRATT	Malvern House	24 Churchfield Road	Rothwell	Leeds		LS26 0EJ	180
SRINIVASAN	32 Abbots Lane	Kenley	Surrey			CR8 5JH	180
STANDING	2 Brendon Drive	Ashford	Kent			TN24 8HY	300
STOKES	1 Cedar Cottages	Rolleston Road	Skeffington	Leicestershire		LE7 9YD	300
STOREY	39 Baucher Drive	Bootle	Merseyside		Merseyside	L20 6JE	601
STRETTON	Woodbine Cottage	11 Cottage Lane	Desford	Leicestershire		LE9 9GF	601
STROWGER	13 Mongleath Road	Falmouth	Cornwall			TR11 4PN	180
SUNDERLAND	22 Holden Lane	Baildon	Shipley	West Yorkshire		BD17 6HZ	751
TALLENTIRE	3 The Rowans	Nettleham	Lincoln			LN2 2QE	120
TATE	14 Dunes Drive	Formby	Liverpool			L37 1PF	300
TELFORD	6 Nursery Drive	Birch Gardens	Poynton	Cheshire		SK12 1WB	601
TESTER	39 Lichfield Drive	Blaby	Leicester			LE8 4AS	90
THOMAS	52 Somerville Crescent	Ellesmere Port	South Wirral			CH65 5AR	240
TOMLINSON	74 Whitley Crescent	Wigan	Lancashire			WN1 2PP	300
TORRIE	4 Provost Road	Brechin	Angus			DD9 6DA	420
TOWNSEND	3 Malvern Crescent	Cosby	Leicester	Leicestershire		LE9 1UX	240
USHER	10 Cedar Grove	Waterloo	Merseyside			L22 2AE	300
VISA	36 Dorset Street	St Marks Estate	Leicester	Leicestershire		LE4 6BE	300
WALKER	24 Pochins Bridge Road	South Wigston	Leicester			LE18 4NR	601
WALLACE	5 Rectory Close	Swinford	Lutterworth			LE17 6BR	450
WALLWORK	4 Henley Close	Rawdon	Leeds			LS19 6QB	300
WEBB	1 Harrocks Close	Netherton	Merseyside			L30 0PU	300
WESSON	45 Rcotry Lane	Thurcaston	Leicester			LE7 7JR	450
WHEARITY	2 Alexander Avenue	Enderby	Leicester	Leicestershire		LE9 5NA	450
WHITTAKER	10 Canon Close	Oadby	Leicester			LE2 5RF	150
WILLIAMS	9 Newland Street	Braybrooke	Market Harborough	Leicester		LE16 8LW	180
WILLMOTT	22 Willow Walk	Syston	Leicester			LE7 1GF	300
WOODWARD	2 Galahad Close	Leicester Forest East	Leicester			LE3 3EX	180
YOUSEFI	4 Mayfield Place	Eastbourne	East Sussex			BN22 6XJ	1503
							85219

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

2000 5 Year Maturity Tranche 2

	Address						Total Options Exercised
AINSLEY	22 Hoyle Road	Wirral	Merseyside			CH47 3AQ	926
AKROYD	6 Arborfields Close	Kenilworth	Warwickshire			CV8 2RY	1852
BALCHIN	6 Wentworth Close	Kibworth	Leicester	Leicestershire		LE8 0XB	1389
BARNES	Maple House	Wale Farm	Main Street	Countersthorpe	Leicester	LE8 5QX	1852
BARTLEY	28 Barnfield Close	Netherton	Liverpool	Merseyside		L30 3LA	1852
BEAMAN	12A The Paddock	Aughton				L39 4TU	2778
BOLTON	1 Richmond Close	Hightown	Merseyside			L38 9GH	1852
CAMMACK	97 Longmeadow Road	Knowsley Village	Prescot	Merseyside		L34 0HW	3889
CLARK	96 Claremont Road	Seaforth	Liverpool	Merseyside		L21 1JG	3704
CLEVELAND	29 Camberwell Crescent	Whelley	Wigan	Lancashire		WN2 1BE	555
COOPER	The Hollies	4 Wolsey Lane	Fleckney	Leicestershire		LE8 8BR	4630
DALAL	9 Gibbons Close	Leicester				LE4 6BH	555
DEAKIN	Canal View	12 Priory Close	Priory Park	Burscough	Lancashire	L40 7UY	926
DOYLE	158 Dodds Lane	Maghull	Liverpool			L31 9AD	740
DREAVES	2 Wrigleys Lane	Freshfield	Merseyside			L37 7DR	1852
DRISCOLL	71 Noonan Close	Walton	Liverpool	Merseyside		L9 3DG	555
EDMONDSON	109 Tottington Road	Bury	Lancashire			BL8 1LN	2778
EDWARDS	2 Denis Road	Hinckley	Leicestershire			LE10 2LR	1852
GERRARD	12 The Cobbles	Halewood	Liverpool	Merseyside		L26 7AR	2778
GIDDINGS	27 Hill Rise	Woodhouse Eaves	Leicestershire			LE12 8QX	926
GREGORY	16 Baguley Avenue	Widnes	Cheshire			WA8 8XF	370
HARDMAN	23 Elm Avenue	Upton	Wirral	Merseyside		L49 4NP	740
HAYSOM	The Squirrels	10 Fritchley Close	Huncote	Leicestershire		LE9 3AR	185
HAYSOM	The Squirrels	10 Fritchley Close	Huncote	Leicester		LE9 3AR	185
HOLMES	36 Whitefriars Wharf	Tonbridge	Kent			TN9 1QP	1481
HOWE	46 Newlyn Avenue	Maghull	Liverpool	Merseyside		L31 6AX	1204
JONES	Flat 45 Maritime Court	Netherton Lane	Bootle	Merseyside		L30 7PU	555
KEMPSTER	35 Beechbrooke	Ryhope	Sunderland			SR2 0NZ	926
KETTELL	23 Lea Close	Broughton Astley	Leicester			LE9 6NW	463
KING	17 Fernhurst Gate	Aughton	Ormskirk	Lancashire		L39 5ED	4630
LARKIN	59 Thomson Road	Seaforth	Liverpoole	Merseyside		L21 1AN	1018
MANAHAN	16 Chambers Close	Markfield	Leicestershire			LE67 9NB	370
MARSH	44 Arundel Road	Hillside	Southport	Merseyside		PR8 3DQ	1852
MCGOWAN	6 Gwendoline Drive	Countesthorpe	Leicester			LE8 5SE	1389
MCGRATH	1 Kilbroney Valley	Rostrevor	Newry	County Down		BT34 3SR	648
MCGUIRK	5 Blythe Hey	Bootle	Merseyside			L30 2QR	1111
MCHUGH	95 Gardner Avenue	Bootle	Merseyside			L20 6EF	4630
MCKAY	70 Ennerdale Road	Formby	Liverpool	Merseyside		L37 2EA	2778
MERCER	27 Kirkstall Road	Hillside	Southport	Merseyside		PR8 4RA	4630
MIAH	164 Durham Road	Newport	Gwent			NP19 7JG	4630
MOORE	77 Moss Lane	Maghull	Liverpool	Merseyside		L31 9AF	4630
NEWTON	12 Courtenay Avenue	Waterloo	Liverpool	Merseyside		L22 7RQ	185
PARKER	24 Rembrandt Avenue	West Lea Park	Tingley	Wakefield	West Yorkshire	WF3 1UF	4630
RAWSON	24 Victoria Grove	Horsforth	Leeds	West Yorkshire		LS18 4ST	370
RIMMER	121 Church Road	Litherland	Liverpool	Merseyside		L21 7LH	926

ROBERTS	26 Greengates Crescent	Little Neston	Neston	Cheshire	CH64 0XH	740
ROONEY	68 Brownmoor Park	Liverpool	Merseyside		L23 0TW	4630
SMITH	14 Wensleydale Road	Wigston	Leicestershire		LE18 3RX	4630
STANFIELD	10 Ellis Close	Glenfield	Leicester		LE3 8DW	463
TUTTY	61 Coronation Drive	Crosby	Liverpool	Merseyside	L23 3BW	1852
WAINWRIGHT	18 Arrowsmith Drive	Hoghton	Preston	Lancashire	PR5 0DT	1852
WHITAKER	9 Homeway Road	Evington	Leicester		LE5 5RH	1667
WHITE	45 Brooklands Avenue	Waterloo	Liverpool	Merseyside	L22 3XY	4630
WILSON	31 Kineton Green Road	Olton	Solihull	West Midlands	B92 7DY	1852
WOOLLEY	4 Burnham Close	Little Hill Estate	Wigston	Leicestershire	LE8 2QT	2778
						107871

File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	85,219	107,871	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	632	364.4	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 85,219
Address		
UK postcode		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 107,871
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form



Signed   Date 15-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House

Sue Kettell, Share Schemes Admin, Alliance & Leicester

2005

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

2002 3 Year Maturity   Tranche 2

		Address				Total Options Exercised
ACHARYA	10 Pipistrelle Way	Oadby	Leicestershire		LE2 4QA	120
AIREY	1 Hawthorn Avenue	Wetherby	Leeds		LS22 7QX	1202
ALLEN	52 Norman Street	Leicester			LE3 0BA	150
ALLEN	33 Hartdale Road	Thornton	Liverpool	Merseyside	L23 1TA	1142
BALL	11 Maidwell Close	The Meadows	Wigston	Leicester	LE18 3WU	300
BARLOW	20 Sycamore Way	Littlethorpe	Leicester		LE9 5HT	300
BATES	5 Petworth Drive	Market Harborough	Leicestershire		LE16 8JP	60
BEAMAN	12A The Paddock	Aughton			L39 4TU	601
BLACKBURN	20 Arthur Street	Prestwich	Manchester		M25 3HE	180
BONE	2 Lynmouth Drive	Gilmorton	Lutterworth	Leicestershire	LE17 5PG	300
BONNEY	80 Polmennor Road	Falmouth	Cornwall		TR11 5UY	210
BOSWELL	21 Poynings Avenue	Southend On Sea	Essex		SS2 4RS	300
BOURKE	5 Norris Green Road	West Derby	Liverpool	Merseyside	L12 8QG	420
BRADBURY	23 Bridle Way	Telscombe Cliffs	East Sussex		BN10 7DF	751
BRIDSON	29 Grimshaw Lane	Ormskirk	Lancs	Lancashire	L39 1PA	601
BROADHURST	7 Porlock Avenue	Liverpool	Merseyside		L16 9JT	601
BROOKMAN	87 Score Lane	Childwall	Liverpool	Merseyside	L16 5ED	300
BYRNE	6 Cartier Close	Old Hall	Warrington	Cheshire	WA5 5TD	901
CALEY	75 Richardson Drive	Wollaston	Stourbridge	West Midlands	DY8 4DN	901
CARBIS	11 St Margarets Gardens	Polmont	Falkirk	Stirlingshire	FK2 0JL	541
CARINE	2 Main Street	Newton Kyme	Tadcaster	North Yorkshire	LS24 9LS	300
CARR	3 Ashleigh Road	Maghull	Liverpool	Merseyside	L31 3EA	120
CARRINGTON	195 Heywood Road	Prestwich	Manchester		M25 1LB	180
CATTELL	29 Park Avenue	Markfield	Leicestershire		LE67 9WA	180
CHARD	107 Scotswood Crescent	Eyres Monsell	Leicester		LE2 9QE	30
CLEMENS	5 Parkside Crescent	Meanwood	Leeds	West Yorkshire	LS6 4JU	450
CLEMENTS	48 Burghill	Croxteth Par	The Meadows	Liverpool	L12 0BS	120
COCKSEDGE	17 Suffolk Road	Kings Lynn	Norfolk		PE30 4AH	120
COLLINS	9 Hyde Close	Wigan	Lancashire		WN3 5ED	150
CONWAY	38 Sycamore Way	Littlethorpe	Leicester	Leicestershire	LE19 2HT	601
COOPER	64 Willow Park Drive	Wigston Magna	Leicestershire		LE18 1EP	450
CREEVY	8 Monaghan Close	Aintree	Merseyside		L9 8HA	180
CROSSLAND	3 Delamere Road	Hazel Grove	Stockport	Cheshire	SK7 4NW	150
CULLEY	47 Twickenham Road	Glen Parva	Leicester		LE2 9RZ	168
CUMMINS	18 Woolhope Road	Walton	Liverpool	Merseyside	L4 6TA	601
CUNARD	18 Blake Court	Enderby	Leicester	Leicestershire	LE9 5QA	1503
DENTON	4 Hadley Street	Salford	Lancashire		M6 6BT	300
DERBYSHIRE	10 Maypole Lane	Littleover	Derby		DE23 7BQ	300
DEVLIN	148 Moss Lane	Litherland	Liverpool	Merseyside	L21 7NN	150
DISLEY RILEY	194 Southport Road	Lydiate	Liverpool	Merseyside	L31 4EF	300
DIXON	11 Pershore Grove	Ainsdale	Southport	Merseyside	PR8 2SY	180
DOBSON	14 Culverden Avenue	Tunbridge Wells	Kent		TN4 9RF	240
DODD	2 Duddon Avenue	Liverpool	Merseyside		L31 9PG	150
DODD	115 Houghton Road	Woodchurch	Wirral	Merseyside	CH49 8JG	300
DONNELLY	47 Myers Road East	Crosby	Liverpool	Merseyside	L23 0QU	360
DOYLE	20 Yewhurst Road	Solihull	West Midlands		B91 1PW	390
DOYLE	158 Dodds Lane	Maghull	Liverpool		L31 9AD	300
DWYER	6 North Meade	Green Park Estate	Maghull	Liverpool	L31 8DP	150

EASTWOOD	106 Albert Schweitzer Avenue	Bootle	Merseyside			L30 5SQ	300
EATON	16 Redhall Crescent	Edinburgh	Midlothian			EH14 2HU	120
ECCLESTONE	13 Oakfield Road	Alderley Edge	Cheshire			SK9 7LZ	601
EDWARDS	59 Cambridge Road	Crosby	Liverpool			L23 7TX	120
ESSEX	10 Eastwood Road	Leicester				LE2 8DB	300
EVANS	*The Old Granary*	*Manor Barns*	*Snarestone*	Nr Swadlincote	Derbyshire		300
FAIRALL	Bumble	72 North Road	Horndean	Hampshire		PO8 0ED	300
FAIRCLOUGH	34 Queens Road	Bootle	Merseyside			L20 7BS	1202
FAIRHURST	34 Redstart Road	Chard	Somerset			TA20 1SD	601
FARENDEN	57 Homefield Road	Adeyfield	Hemel Hempstead	Hertfordshire		HP2 4BZ	30
FARQUHAR	5 Royal Crescent	Mey	By Thurso	Caithness		KW14 8XJ	180
FINCH	305 Slag Lane	Lowton	Warrington	Cheshire		WA3 2AB	120
FITZPATRICK	146 Hatton Hill Road	Litherland	Liverpool			L21 9JP	120
FOGG	23 Greenway	Waltham	Grimsby			DN37 0HS	601
FOX	9 West Meade	Green Park Estate	Maghull	Merseyside		L31 6DR	150
FRASER	9 Wright Street	Renfrew				PA4 8BJ	120
FRAZER	8 Sedgefield Drive	Thurnby	Leicester			LE7 9PS	180
FREEDMAN	4 Badgers Close	Borehamwood				WD6 4AT	1503
FRENCH	69 Kingsmead Road	Leicester				LE2 3YF	150
GANNON	3 Elzy Road	Staxigoe	Wick	Caithness		KW1 4QU	90
GEDDES	11 Brooksby Close	Oadby	Leicester			LE2 5AB	330
GILROY	16 Burrows Close	Narborough	Leicester	Leicestershire		LE9 5RG	601
GILROY	16 Burrows Close	Narborough	Leicestershire			LE9 5RG	360
GLADMAN	Martlets	8 Albert Street	Kibworth Harcourt	Leicestershire		LE8 ONA	300
GRAHAM	8 Stile Hey	Thornton	Liverpool	Merseyside		L23 9US	126
GRAY	96 Buckle Place	Houndstone	Yeovil	Somerset		BA22 8SG	180
GREAVES	32 Castle Road	Kirby Muxloe	Leicester			LE9 2AB	120
HAINSWORTH	6 Birkdale Drive	Leeds				LS17 7SZ	30
HALL	*8 Patricia Avenue*	*Goring By Sea*	*Worthing*	West Sussex		BN12 4NE	240
HALL	22 Meadow Close	Stoney Stanton	Leicestershire			LE9 4BX	300
HAMER	7 Ivydale	Birch Green	Skelmersdale	Lancashire		WN8 6RS	60
HAMSHER	42 Tudor Drive	Cosby	Leicester			LE9 1TU	601
HARPER	2 Sytche Close	Much Wenlock	Shropshire			TF13 6JJ	210
HARRIS	68 Coltbeck Avenue	Narborough	Leicestershire			LE9 5EJ	210
HARRISON	5 Foundry Gardens	Tredydan Road	Launceston	Cornwall		PL15 8PA	481
HARRISON	70 The Marian Way	Bootle				L30 3TG	120
HAZELL	Hill Beck	37 Hawthorne Drive	Thornton	Leicestershire		LE67 1AW	300
HEARNE	16 Oakfield Avenue	Glenfield	Leicester	Leicestershire		LE3 8HG	300
HEMSLEY	57 Sandy Lane	Hucknall	Nottingham			NG15 7GN	601
HERWORTH	19 Shaw Drive	Fradley	Lichfield	Staffs		WS13 8TP	240
HIBBERT	17 Carter Close	Enderby	Leicester			LE19 4NZ	180
HORROCKS	25 Rushdene	Poolstock	Wigan			WN3 5HJ	1503
HOWLETT	39 The Round Meade	Maghull	Liverpool	Merseyside		L31 8DY	751
HUGHES	22 Far Moss Road	Blundellsands	Liverpool			L23 8TQ	1503
IRONSIDE	80 Emberton Way	Tamworth	Staffordshire			B77 3QQ	1503
JOHNSON	21 Somerby Road	Thurnby	Leicester			LE7 9PR	120
JOHNSON	21 Somerby Road	Thurnby	Leicester			LE7 9PR	120
JONES	12 The Carters	Bootle	Merseyside			L30 7QW	601
JONES	Sheep House	Horseman Side	Navestockside	Brentwood	Essex	CM14 5ST	150
JONES	271 Caernarvon Road	Bangor	Gwynedd			LL57 1HQ	300
JORDAN	7 Pendragon Way	Leicester Forest East	Leicester			LE3 3EY	1503
KAUR	*6 Balgonie Court*	*Royal Glen Park*	*Chellaston*	*Derby*		DE73 5YH	901
KAUR	83 Skip Lane	Walsall	West Midlands			WS5 3PX	601
KELLY	16 Kelk Beck Close	Maghull	Liverpool	Merseyside		L31 9DJ	180
KENNEDY	5 Edgar Court	Sefton Road	Litherland	Liverpool	Merseyside	L21 9PR	120

KING	22 Holmfield Avenue	Stoneygate	Leicester			LE2 2BF	150
KING	108 Claremont Road	Seaforth	Liverpool			L21 1JG	601
KIZEWSKI	4 County Houses	Dunphail	Forres	Morayshire		IV36 2QP	450
KOTECHA	18 Rockingham Close	Goodwood	Leicester			LE5 4EG	601
LEA	36 Langton Hill	Horncastle	Lincolnshire			LN9 5AH	90
LEE	45 Phillip Drive	Glen Parva	Leicestershire			LE2 9US	120
LEYLAND	6 Tarn Road	Formby	Merseyside			L37 2JZ	300
LIGHTFOOT	23 Chester Road	Southport	Merseyside			PR9 7HD	300
LIVETT	237 London Road	Black Notley	Braintree	Essex		CM7 8QQ	1503
LO	66 Groundwell Road	Swindon	Wiltshire			SN1 2LZ	1322
LOMAS	Rosturk House	32 Church Road	Tilney All Saints	Kings Lynn	Norfolk	PE34 3SW	180
LONG	43 Cowley Hill Lane	St Helens	Merseyside			WA10 2AR	1503
LOVATT	Flat 8 Mavis House	79 Knighton Lane	Aylestone	Leicester		LE2 8BH	1503
LOWE	4 Gainsborough Avenue	Hinclkley	Leicestershire			LE10 0JB	300
MACNAUGHTON	21 Alscot Avenue	Fazakerley	Liverpool	Merseyside		L10 0AL	1202
MARSLAND	93 Sandy Lane	Romiley	Stockport	Chesire		SK6 4NH	601
MASON	133 Fareham Park Road	Fareham	Hampshire			PO15 6LN	240
MASON	10 Plas Y Ddol	Johnstown	Carmarthen			SA31 3PL	240
MCEWAN	44 Black-Craigs	Kirkcaldy	Fife			KY2 7TL	150
MCGURGAN	4 Chilton Close	Deyed Hall	Maghull	Merseyside		L31 6ER	901
MCKAY	70 Ennerdale Road	Formby	Liverpool	Merseyside		L37 2EA	601
MCKENNA	1 Ballyaghran Park	Portstewart	County Londerry			BT55 7SD	114
MCMICHAEL	Glenshesk House	Six Acres	Broughton Astley	Leicestershire		LE9 6PX	601
MCNICHOLL	88 Marina Crescent	Netherton	Merseyside			L30 1RS	150
MEE	Grasmere'	Station Street	Whetstone	Leicestershire		LE8 6JS	60
MITCHINSON	25 Hilary Crescent	Maghull	Liverpool			L31 6BL	300
MONKS	8 Brentwood Close	Hightown	Merseyside			L38 9GJ	240
MOORE	86 Patrick Allan Fraser Street	Arbroath	Angus			DD11 2LX	481
MOORE	5 Sanderson Close	Whetstone	Leicester			LE8 6ER	180
MORRISON	23 The Beeches	Uppingham	Rutland			LE15 9PG	300
MYLER	4 Henley Crescent	Braunstone Town	Leicester			LE3 2SD	180
NEAL	15 Palmerston Close	Kibworth Beauchamp	Leicester	Leicestershire		LE8 0JJ	300
NEWTON	1 Knapdale Place	Dundee				DD4 0SL	120
O'CONNOR	67 Beatrice Street	Bootle	Merseyside			L20 2EG	1202
O'DONOVAN-RIGBY	8 Scarth Park	Skelmersdale	Lancashire			WN8 9NS	300
OLDFIELD	22 Orchard Dale	Crosby	Liverpool	Merseyside		L23 2RJ	300
OSSITT	409 Spen Lane	Leeds	West Yorkshire			LS16 6JE	300
PATTNI	10 Rockingham Close	Leicester	Leicestershire			LE5 4EG	300
PENNOCK	3 The Grove	Ormskirk	Lancashire			L39 3AL	300
PICKER	29 Southfield	Balderton	Newark	Nottinghamshire		NG24 3QB	120
POWELL	22 Bridge Street	Llandaff	Cardif			CF5 2EL	1503
POWELL	20 Dawn Walk	Liverpool	Merseyside			L10 4YD	1503
PRESTON	3 Woodgon Road	Anstey	Leicestershire			LE7 7EQ	180
PRESTON	22 Four Ashes Road	Bentley Heath	Solihull	West Midlands		B93 8LX	751
QUINN	15 Ardcumber Road	Cookstown	Co. Tyrone			BT80 9AQ	120
RANKIN	18 Thirmere Avenue	Litherland	Liverpool	Merseyside		L21 5HP	420
RAYMAKERS	Sundial House	1 Top Yard Farm	Great Bowden	Leicestershire		LE16 7JB	360
RAYNER	Trustrams	2 Star Meadow	Bossingham	Canterbury	Kent	CT4 6DY	120
READ	33 Broctone Close	Broughton Astley	Leicester			LE9 6XX	300
REDMOND	56 Keble Drive	Old Roan	Liverpool	Merseyside		L10 3LE	300
REGAN	2 Moss Nook	Ormskirk	Lancashire			L39 5QS	210
RICHARDSON	Widmer	Spitalfied Lane	New Romney		Kent	TN29 8HQ	150
RIGBY	15 Liverpool Road	Aughton	Ormskirk	Lancashire		L39 5AP	180
RIGGS	12 Moseley Wood Avenue	Cookridge	Leeds	West Yorkshire		LS16 7HL	1322
ROBERTS	12 Glengate	Wigston	Leicester			LE18 4SP	300

ROBINSON-PRICE	77 Whitworth Avenue	Heron'S Wharf	Hinckley	Leicester		LE10 0DD	601
ROGERS	4 Crimple Green	Garforth	Leeds	West Yorkshire		LS25 2JB	360
ROGERS	13 Rosthwaite Road	West Derby	Liverpool	Merseyside		L12 8QD	120
ROSSITER	71 Glasllwch Crescent	Newport	Gwent			NP10 9SG	901
ROWLAND	51 Forest House Lane	Leicester Forest East	Leicester			LE3 3NU	601
RYAN	8 Sefton Gardens	Aughton	Ormskirk	Lancashire		L39 6RZ	601
SAGOO	26 Moor Lane	Normanton-On-Soar	Loughborough	Leicestershire		LE12 5HD	601
SAUNDERS	23 Richmond Avenue	Litherland	Liverpool			L21 2PT	240
SHAW	33 Cypress Road	Huyton	Liverpool	Merseyside		L36 5UN	300
SHEIKH	37 Uplands Road	Oadby	Leicester			LE2 4NT	300
SIDDALL	38 Central Avenue	Wigston	Leicester			LE18 2AA	90
SMITH	53 Gordon Drive	Liverpool	Merseyside			L14 7PU	210
SMITH	72 Edge Hill Court	Edge Hill	Wimbledon			SW19 4LW	150
SPELLMAN	1 Whiteknowe	Glenmidge	Nr Auldgirth	Dumfries		DG2 0SW	210
SPENCER	118 Royds Avenue	Accrington	Lancashire			BB5 2JX	1503
SPRATT	Malvern House	24 Churchfield Road	Rothwell	Leeds		LS26 0EJ	180
SRINIVASAN	32 Abbots Lane	Kenley	Surrey			CR8 5JH	180
STANDING	2 Brendon Drive	Ashford	Kent			TN24 8HY	300
STOKES	1 Cedar Cottages	Rolleston Road	Skeffington	Leicestershire		LE7 9YD	300
STOREY	39 Baucher Drive	Bootle	Merseyside		Merseyside	L20 6JE	601
STRETTON	Woodbine Cottage	11 Cottage Lane	Desford	Leicestershire		LE9 9GF	601
STROWGER	13 Mongleath Road	Falmouth	Cornwall			TR11 4PN	180
SUNDERLAND	22 Holden Lane	Baildon	Shipley	West Yorkshire		BD17 6HZ	751
TALLENTIRE	3 The Rowans	Nettleham	Lincoln			LN2 2QE	120
TATE	14 Dunes Drive	Formby	Liverpool			L37 1PF	300
TELFORD	6 Nursery Drive	Birch Gardens	Poynton	Cheshire		SK12 1WB	601
TESTER	39 Lichfield Drive	Blaby	Leicester			LE8 4AS	90
THOMAS	52 Somerville Crescent	Ellesmere Port	South Wirral			CH65 5AR	240
TOMLINSON	74 Whitley Crescent	Wigan	Lancashire			WN1 2PP	300
TORRIE	4 Provost Road	Brechin	Angus			DD9 6DA	420
TOWNSEND	3 Malvern Crescent	Cosby	Leicester	Leicestershire		LE9 1UX	240
USHER	10 Cedar Grove	Waterloo	Merseyside			L22 2AE	300
VISA	36 Dorset Street	St Marks Estate	Leicester	Leicestershire		LE4 6BE	300
WALKER	24 Pochins Bridge Road	South Wigston	Leicester			LE18 4NR	601
WALLACE	5 Rectory Close	Swinford	Lutterworth			LE17 6BR	450
WALLWORK	4 Henley Close	Rawdon	Leeds			LS19 6QB	300
WEBB	1 Harrocks Close	Netherton	Merseyside			L30 0PU	300
WESSON	45 Rcotry Lane	Thurcaston	Leicester			LE7 7JR	450
WHEARITY	2 Alexander Avenue	Enderby	Leicester	Leicestershire		LE9 5NA	450
WHITTAKER	10 Canon Close	Oadby	Leicester			LE2 5RF	150
WILLIAMS	9 Newland Street	Braybrooke	Market Harborough	Leicester		LE16 8LW	180
WILLMOTT	22 Willow Walk	Syston	Leicester			LE7 1GF	300
WOODWARD	2 Galahad Close	Leicester Forest East	Leicester			LE3 3EX	180
YOUSEFI	4 Mayfield Place	Eastbourne	East Sussex			BN22 6XJ	1503
							85219

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

ember 2005 Alliance Leicester

2000 5 Year Maturity Tranche 2

			Address					Total Options Exercised
1	AINSLEY	22 Hoyle Road	Wirral	Merseyside			CH47 3AQ	926
IA	AKROYD	6 Arborfields Close	Kenilworth	Warwickshire			CV8 2RY	1852
	BALCHIN	6 Wentworth Close	Kibworth	Leicester	Leicestershire		LE8 0XB	1389
	BARNES	Maple House	Wale Farm	Main Street	Countersthorpe	Leicester	LE8 5QX	1852
	BARTLEY	28 Barnfield Close	Netherton	Liverpool	Merseyside		L30 3LA	1852
	BEAMAN	12A The Paddock	Aughton				L39 4TU	2778
	BOLTON	1 Richmond Close	Hightown	Merseyside			L38 9GH	1852
	CAMMACK	97 Longmeadow Road	Knowsley Village	Prescot	Merseyside		L34 0HW	3889
	CLARK	96 Claremont Road	Seaforth	Liverpool	Merseyside		L21 1JG	3704
	CLEVELAND	29 Camberwell Crescent	Whelley	Wigan	Lancashire		WN2 1BE	555
	COOPER	The Hollies	4 Wolsey Lane	Fleckney	Leicestershire		LE8 8BR	4630
	DALAL	9 Gibbons Close	Leicester				LE4 6BH	555
	DEAKIN	Canal View	12 Priory Close	Priory Park	Burscough	Lancashire	L40 7UY	926
	DOYLE	158 Dodds Lane	Maghull	Liverpool			L31 9AD	740
	DREAVES	2 Wrigleys Lane	Freshfield	Merseyside			L37 7DR	1852
	DRISCOLL	71 Noonan Close	Walton	Liverpool	Merseyside		L9 3DG	555
	EDMONDSON	109 Tottington Road	Bury	Lancashire			BL8 1LN	2778
	EDWARDS	2 Denis Road	Hinckley	Leicestershire			LE10 2LR	1852
	GERRARD	12 The Cobbles	Halewood	Liverpool	Merseyside		L26 7AR	2778
E	GIDDINGS	27 Hill Rise	Woodhouse Eaves	Leicestershire			LE12 8QX	926
	GREGORY	16 Baguley Avenue	Widnes	Cheshire			WA8 8XF	370
	HARDMAN	23 Elm Avenue	Upton	Wirral	Merseyside		L49 4NP	740
	HAYSOM	The Squirrels	10 Fritchley Close	Huncote	Leicestershire		LE9 3AR	185
	HAYSOM	The Squirrels	10 Fritchley Close	Huncote	Leicester		LE9 3AR	185
	HOLMES	36 Whitefriars Wharf	Tonbridge	Kent			TN9 1QP	1481
	HOWE	46 Newlyn Avenue	Maghull	Liverpool	Merseyside		L31 6AX	1204
	JONES	Flat 45 Maritime Court	Netherton Lane	Bootle	Merseyside		L30 7PU	555
	KEMPSTER	35 Beechbrooke	Ryhope	Sunderland			SR2 0NZ	926
	KETTELL	23 Lea Close	Broughton Astley	Leicester			LE9 6NW	463
Y	KING	17 Fernhurst Gate	Aughton	Ormskirk	Lancashire		L39 5ED	4630
H	LARKIN	59 Thomson Road	Seaforth	Liverpoole	Merseyside		L21 1AN	1018
	MANAHAN	16 Chambers Close	Markfield	Leicestershire			LE67 9NB	370
	MARSH	44 Arundel Road	Hillside	Southport	Merseyside		PR8 3DQ	1852
ET	MCGOWAN	6 Gwendoline Drive	Countesthorpe	Leicester			LE8 5SE	1389
	MCGRATH	1 Kilbroney Valley	Rostrevor	Newry	County Down		BT34 3SR	648
E	MCGUIRK	5 Blythe Hey	Bootle	Merseyside			L30 2QR	1111
IE	MCHUGH	95 Gardner Avenue	Bootle	Merseyside			L20 6EF	4630
	MCKAY	70 Ennerdale Road	Formby	Liverpool	Merseyside		L37 2EA	2778
	MERCER	27 Kirkstall Road	Hillside	Southport	Merseyside		PR8 4RA	4630
	MIAH	164 Durham Road	Newport	Gwent			NP19 7JG	4630
	MOORE	77 Moss Lane	Maghull	Liverpool	Merseyside		L31 9AF	4630
	NEWTON	12 Courtenay Avenue	Waterloo	Liverpool	Merseyside		L22 7RQ	185
	PARKER	24 Rembrandt Avenue	West Lea Park	Tingley	Wakefield	West Yorkshire	WF3 1UF	4630
	RAWSON	24 Victoria Grove	Horsforth	Leeds	West Yorkshire		LS18 4ST	370
	RIMMER	121 Church Road	Litherland	Liverpool	Merseyside		L21 7LH	926

ROBERTS	26 Greengates Crescent	Little Neston	Neston	Cheshire	CH64 0XH	740
ROONEY	68 Brownmoor Park	Liverpool	Merseyside		L23 0TW	4630
SMITH	14 Wensleydale Road	Wigston	Leicestershire		LE18 3RX	4630
STANFIELD	10 Ellis Close	Glenfield	Leicester		LE3 8DW	463
TUTTY	61 Coronation Drive	Crosby	Liverpool	Merseyside	L23 3BW	1852
WAINWRIGHT	18 Arrowsmith Drive	Hoghton	Preston	Lancashire	PR5 0DT	1852
WHITAKER	9 Homeway Road	Evington	Leicester		LE5 5RH	1667
WHITE	45 Brooklands Avenue	Waterloo	Liverpool	Merseyside	L22 3XY	4630
WILSON	31 Kineton Green Road	Olton	Solihull	West Midlands	B92 7DY	1852
WOOLLEY	4 Burnham Close	Little Hill Estate	Wigston	Leicestershire	LE8 2QT	2778
						107871

File No. 82-4964

NOTIFICATION OF TRANSACTIONS PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Simon Baum	Yes		1,100	Nil*

*Exercise of options granted under the 2002 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0-20.

Mr Baum sold 454 of the 1,100 shares on the London Stock Exchange at £8.40½ per share and retained 646 shares in his own name.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Simon Baum

7. State the nature of the transaction

Exercise of options granted under the 2002 Alliance & Leicester Deferred Bonus Share Option Scheme and subsequent sale of a number of these shares.

8. Number of Shares, debentures or financial instruments relating to shares acquired

1,100

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£8.40 ½

13. Date and place of transaction

26 October 2005 – on London Stock Exchange

14. Date issuer informed of transaction

26 October 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

27 October 2005

RNS Number:5415T
Alliance & Leicester PLC
02 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Sir Derek Higgs		Yes	10,000	£8.4465

Purchase of shares by Sir Derek Higgs to be held by HSBC Global Custody Nominee (UK) Limited as nominee.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited

7. State the nature of the transaction

Purchase of shares

8. Number of Shares, debentures or financial instruments relating to shares acquired

10,000

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares

N/A

12. Price per share or value of transaction

£8.4465

13. Date and place of transaction

2 November 2005 - London Stock Exchange

14. Date issuer informed of transaction

2 November 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Richard Hawker - 0116 200 3855

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

2 November 2005

END

RNS Number:8350T
Alliance & Leicester PLC
08 November 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Share Incentive Plan

3. Period of return:

From 05/04/05 To 05/10/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,891,655

5. Number of shares issued / allotted under scheme during period:

61,538

6. Balance under scheme not yet issued / allotted at end of period

1,830,117

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

05/04/04 - 2,000,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

447,049,262

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme 1998

3. Period of return:

From 03/04/05 To 03/10/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

61,651

5. Number of shares issued / allotted under scheme during period:

43,232

6. Balance under scheme not yet issued / allotted at end of period

18,419

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3/4/98 - 102,657

Please confirm total number of shares in issue at the end of the period in order for us to update our records

447,049,262

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

From 03/04/05 To 03/10/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

155,441

5. Number of shares issued / allotted under scheme during period:

19,283

6. Balance under scheme not yet issued / allotted at end of period

136,158

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3/4/98 - 403,680

Please confirm total number of shares in issue at the end of the period in order for us to update our records

447,049,262

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Deferred Bonus Scheme 1998

3. Period of return:

From 03/04/05 To 03/10/05

4. Number and class of shares(s) (amount of stock / debt security) not issued

2,224

6. Balance under scheme not yet issued / allotted at end of period

10,837

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

03/04/98 - 18,124

Please confirm total number of shares in issue at the end of the period in order for us to update our records

447,049,262

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

END

RNS Number:8348T
Alliance & Leicester PLC
08 November 2005

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Ian D Lawrence	Yes		9,216	6.70*
Ian D Lawrence	Yes		16,542	8.051/2**

*Exercise of options granted under the 2001 (Feb) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £6.70.

Mr Lawrence sold all 9,216 shares on the London Stock Exchange at £8.657221 per share

**Exercise of options granted under the 2001 (Aug) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.051/2.

Mr Lawrence sold all 16,542 shares on the London Stock Exchange at £8.657211 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ian Donald Lawrence

7. State the nature of the transaction

Exercise of options granted under various Unapproved Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

10. Number of shares, debentures or financial instruments relating to shares disposed

25,758

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£8.657221

13. Date and place of transaction

7 November 2005 - London Stock Exchange

14. Date issuer informed of transaction

8 November 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

8 November 2005

END

File No. 82-4964

RNS Number:4421U
Alliance & Leicester PLC
21 November 2005

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
John Russell Simm	Yes		13,846	7.95*

*Exercise of options granted under the 2002 (Aug) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.95.

Mr Simm sold all 13,846 shares on the London Stock Exchange at £8.915 per share

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Russell Simm

7. State the nature of the transaction

Exercise of option granted under an Unapproved Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

13,846

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£8.915

13. Date and place of transaction

18 November 2005 - London Stock Exchange

14. Date issuer informed of transaction

18 November 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

21 November 2005

END

File No. 82-4964

RNS Number:5005U
Alliance & Leicester PLC
22 November 2005

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Gary Wilkinson	Yes		12,468	7.95*
Gary Wilkinson	Yes		3,091	8.37**

*Exercise of options granted under the 2002 (Aug) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.95.

Mr Wilkinson sold all 12,468 shares on the London Stock Exchange at £8.952263 per share

**Exercise of options granted under the 2002 (Mar) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.37.

Mr Wilkinson sold all 3,091 shares on the London Stock Exchange at £8.952263 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Gary Wilkinson

7. State the nature of the transaction

Exercise of options granted under various Unapproved Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

15,559

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

15,559

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£8.952263

13. Date and place of transaction

21 November 2005 - London Stock Exchange

14. Date issuer informed of transaction

21 November 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

22 November 2005

END

File No. 82-4964

RNS Number:7087U
Alliance & Leicester PLC
25 November 2005

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Ian D Lawrence	Yes		10,000	6.70*

*Exercise of options granted under the 2001 (Feb) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £6.70.

Mr Lawrence sold all 10,000 shares on the London Stock Exchange at £9.005 per share

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ian Donald Lawrence

7. State the nature of the transaction

Exercise of option granted under Unapproved Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

10,000

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

10,000

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£9.005

13. Date and place of transaction

24 November 2005 - London Stock Exchange

14. Date issuer informed of transaction

24 November 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

25 November 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END




RECEIVED
PROCESSING
DEC 2 2 2005
WASH. D.C.
203
SECTION

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	776	7,090	2,155
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Russell Wilkinson	Ordinary	10,021
Address: 109 Mere Road Wigston Leicester		
UK postcode: LE18 3RN		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form



Signed ______________________ Date 01-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL



File No. 82-4964 **88(2)**

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 1	1 2	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,552	1,473	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Andrew Warrilow	Class of shares allotted: Ordinary	Number allotted: 3,025
Address: 112 Watling Street Rochester Kent		
UK postcode: ME2 3QJ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed  Date 01-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,888	1,761	4,045
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Colin Jones	Class of shares allotted: Ordinary	Number allotted: 8,694
Address: 13 Sunningdale Drive Blundellsand Merseyside		
UK postcode: LK23 7XA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 28-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes Admin, Alliance & Leiceste
Carlton Park, Narborough, Leicester LE19 0AL

File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,567	4,679	1,657
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	860	670	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Timothy Presswood	Ordinary	1,567
Address: 1 The Paddock Seighford Stafford		
UK postcode: ST18 9PJ		
Name: Colin Jones	Ordinary	4,679
Address: 13 Sunningdale Drive Blundellsands Merseyside		
UK postcode: L23 7XA		
Name: Roy Hewitt	Ordinary	1,657
Address: 6 Howells Avenue Great Sutton Sth Wirral		
UK postcode: CH66 2SZ		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes Admin, Alliance & Leiceste
Carlton Park, Narborough, Leicester LE19 0AL



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,640	1,608	1,745
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	881	871.5	834

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Timothy Presswood	Class of shares allotted: Ordinary	Number allotted: 4,993
Address: 1 The Paddock Seighford Stafford		
UK postcode: ST18 9PJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 28-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes Admin, Alliance & Leiceste

Carlton Park, Narborough, Leicester LE19 0AL

Tel



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	463	1,718	1,630
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	879.5	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Timothy Presswood	Class of shares allotted: Ordinary	Number allotted: 3,811
Address: 1 The Paddock Seighford Stafford		
UK postcode: ST18 9PJ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 28-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes Admin, Alliance & Leicest[e]

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14





File No. 82-4964 **88(2)**

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,080	1,495	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	795	837	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Rachel Morrison	Ordinary	7,575
Address: 23 The Beeches Uppingham Rutland		
UK postcode: LE15 9PG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 28-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes Admin, Alliance & Leicest
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14





File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,490	10,000	1,652
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	670	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Brigitte Garcia de Jager	Class of shares allotted: Ordinary	Number allotted: 5,490
Address: 3 Rocket Close Watnall		
UK postcode: NG16 1GE		
Name: Ian Lawrence	Class of shares allotted: Ordinary	Number allotted: 10,000
Address: 26 Littleton Close Kenilworth Warks		
UK postcode: CV8 2WA		
Name: Tanya Carroll	Class of shares allotted: Ordinary	Number allotted: 1,652
Address: 3 Osborne Road Altrincham Cheshire		
UK postcode: WA15 8EU		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 25-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Shares Scheme Admin, Alliance & Leiceste
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	158	1,717	1,784
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Brigitte Garcia de Jager	Class of shares allotted: Ordinary	Number allotted: 3,659
Address: 3 Rocket Close Watnall		
UK postcode: NG16 1GE		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 25-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Shares Scheme Admin, Alliance & Leicest

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,314		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Elizabeth Mallon	Class of shares allotted: Ordinary	Number allotted: 1,314
Address: 6 Cherrywood Court Newry Road Bambridge Do. Down		
UK postcode: BT32 3XY		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 25-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Shares Scheme Admin, Alliance & Leiceste
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,641	3,773	157
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Graham Cairns	Ordinary	1,641
Address: 9 Aldbourne Close Woolton Liverpool		
UK postcode: L25 6JD		
Name: Paul Cooper	Ordinary	3,930
Address: 75 Leam Terrace Leamington Spa Warks		
UK postcode: CV31 1DE		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in type, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	192	901	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	689	632	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 5**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 1,093
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

689

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

25.11.05



Early Exercise 2003 Scheme

			Address				**Total Options Exercised**
RACHEL	MATTHEWS	5 INGHAM ROAD	TIMPERLEY	ALTRINCHAM	CHESHIRE	WA14 5PX	192
							192

632

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

25.11.05


Alliance
Leicester

Early Exercise 2002 Scheme

		Address					Total Options Exercised
JULIE	WILLIAMS	2 WINGFIELD CLOSE	LUNT VILLAGE	LIVERPOOL	L29 7WE		300
RACHEL	MATTHEWS	5 INGHAM ROAD	TIMPERLEY	ALTRINCHAM	CHESHIRE	WA14 5PX	601
							901

File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,039	3,773	3,085
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	785	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Peter Curry	Class of shares allotted: Ordinary	Number allotted: 2,039
Address: 97 Delph Park Avenue Aughton nr Ormskirk Lancs		
UK postcode: L39 5DF		
Name: Christopher Long	Class of shares allotted: Ordinary	Number allotted: 6,858
Address: 18 Wysemead Horley Surrey		
UK postcode: RH6 9XX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 25-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Shares Scheme Admin, Alliance & Leiceste
Carlton Park, Narborough, Leicester LE19 0AL



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,457		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: John Pugh	Ordinary	1,457
Address: 29 Crucian Way Liverpool Merseyside		
UK postcode: L12 0AW		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Surjit Purewal, Shares Scheme Admin, Alliance & Leiceste
Carlton Park, Narborough, Leicester LE19 0AL



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,881	874	7,685
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	678.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Peter Curry	Ordinary	11,440
Address 97 Delph Park Avenue Aughton nr Ormskirk Lancs		
UK postcode L39 5DF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Shares Scheme Admin, Alliance & Leiceste

Carlton Park, Narborough, Leicester LE19 0AL



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,339	6,439	812
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	785	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Patton	Class of shares allotted: Ordinary	Number allotted: 9,778
Address: North Lodge 14 Folville Street Ashby Folville Leics		
UK postcode: LE14 2JE		
Name: Susan Styles	Class of shares allotted: Ordinary	Number allotted: 812
Address: The Banks Daventry Road Newnham Northants		
UK postcode: NN11 3HF		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 23-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park,Narborough, Leicester LE19 0AL
Tel



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	490	8,103	2,463
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Susan Styles	Ordinary	11,056
Address: The Banks Daventry Road Newnham Northants		
UK postcode: NN11 3HF		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 23-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,395	3,270	742
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	**Class of shares allotted**	**Number allotted**
Susan Styles	Ordinary	1,395
Address The Banks Daventry Road Newnham Northants		
UK postcode NN11 3HF		
Name	**Class of shares allotted**	**Number allotted**
Diane Baldwin	Ordinary	4,~~170~~ 012
Address 8 Verdi Close Old Farm Park Milton Keynes		
UK postcode MK7 8PD		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________________ **Date** 23-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park,Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14



coform

File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 3	1 1	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,428	2,063	1,273
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Diane Baldwin	Class of shares allotted: Ordinary	Number allotted: 5,491
Address: 8 Verdie Close Old Farm Park Milton Keynes		
UK postcode: MK7 8PD		
Name: Andrew Hubbard	Class of shares allotted: Ordinary	Number allotted: 1,273
Address: 11 Lime Grove Kirby Muxloe Leicester		
UK postcode: LE9 2DF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form



Signed   **Date** 23-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park,Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000   DX exchange Leicester 14


coform



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,480	6,203	1,403
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: John Hennigan Address: 1 Woodlands Court Oadby Leicester UK postcode: LE2 4QE	Ordinary	5,480
Name: Christopher Annis Address: Acorn House High Street Buxted East Sussex UK postcode: TN22 4JU	Ordinary	6,203
Name: Matthew Hall Address: 33 Gaveston Road Leamington Spa UK postcode: CV32 6EX	Ordinary	1,403
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed  Date 23-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14





File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	16,943	8,314	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	364.4	632	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULES	Ordinary	16,943
Address:		
UK postcode		
Name: SEE ATTACHED SCHEDULES	Ordinary	8,314
Address:		
UK postcode		
Name:		
Address:		
UK postcode		
Name:		
Address:		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________ Date 23-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14


coform

29th November 2005

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

2000 5 Year Maturity 3rd Tranche

Name		Address					Total Options Exercised
SUMAN	BABLA	16 Ashtree Road	Hamilton	Leicester		LE5 1TW	926
AMANDA	BENNETT	4 Chapel Close	Houghton-On-The-Hil	Leicester	Leicestershire	LE7 9HT	4630
THERESA	DAVIS	21 Beckhill Approach	Meanwood	West Yorkshire		LS7 2RF	370
CAROL	HOWARD	5 Ecclesall Avenue	Litherland	Liverpool	Merseyside	L21 5HG	1852
JENNIFER	JACKSON	1 Birch Road	Worcester			WR4 9SH	92
GORPAL	KAUR	60 Church Hill Road	Thurmaston	Leicester		LE4 8DE	2778
GERALD	PRICE	Pencraig	6 Hazel Way	Barwell	Leicestershire	LE9 8GP	926
KAY	PRICE	6 Hazel Way	Barwell	Leicestershire		LE9 8GP	555
DEBRA	RIDGEWELL	12 Derwent Avenue	Churchtown	Southport	Merseyside	PR9 7PX	370
MARK	TOMLINSON	9 Pinewood Close	Scarisbrick	Southport	Merseyside	PR8 5LL	740
NICHOLAS	WHATSIZE	3 Park Crescent	Oadby	Leicester		LE2 5YJ	926
DIANE	WILSON	30 Halifax Drive	Gateford	Worksop	Nottinghamshire	S81 7NN	2778
							16943

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

29th November 2005

Alliance Leicester

2002 3 Year Maturity 3rd Tranche

Name		Address					Total Options Exercised
SUSAN	ADAMS	53 Hatton Hill Road	Litherland	Liverpool		L21 9JJ	180
MICHELLE	BONNER	17 Muntjack Road	Whetstone	Leicester		LE8 6BJ	60
KATHRYN	BRACEY	73 Hope Road	Sale	Cheshire		M33 3DU	300
SUSAN	CASTLEMAN	2 St Peters Road	Swinton	Manchester		M27 0NL	180
SUSAN	CLEGG	36 Truro Avenue	Marshside	Southport	Merseyside	PR9 9RU	150
JENNIFER	COLWELL	27 Bennett Rise	Huncote	Leicester		LE9 3AA	150
ANTHONY	DOUGLAS	31 Galston Avenue	Rainhill	Merseyside		L35 0NY	601
JULIE	EVANS	Flat 1/1	15 Innellan Place	Glasgow		G20 0DY	120
JULIA	GOODFELLOW	12 Mccormack Place	Perth			PH1 2UH	120
LYNDA	GRIFFITHS	41 Gladstone Road	Seaforth	Liverpool	Merseyside	L21 1DG	180
PATRICIA	GUILFOYLE	66 Spooner Avenue	Litherland	Liverpool	Merseyside	L21 5HH	300
JOHN	HERMANSON	107 Sterrix Lane	Bootle	Merseyside		L30 2PW	300
PAUL	HICKFORD	26 Orchard Avenue	Gravesend	Kent		DA11 7NX	360
JONATHAN	HILL	4 Aylesbury Road	Kennington	Ashford	Kent	TN25 4QH	180
SARAH	LEZEMORE	63 The Northern Road	Crosby	Merseyside		L23 2RD	481
GERARD	MONNET	17 Marlborough Garden	Ashurst	Skelmersdale	Lancashire	WN8 6SD	300
JOHN	NEWTON	106 Rimrose Valley Roa	Crosby	Liverpool	Merseyside	L23 9YR	60
TERESA	OATES	19 Whitby Close	Broughton Astley	Leicester		LE9 6SL	120
CHRISTOPHER	OBERN	10 The Drive	Scraptoft	Leicester	Leicestershire	LE7 9TH	120
SHARON	OLDFIELD	27 Wheatfield View	Litherland	Merseyside		L21 0DT	180
DAVID	PEARSON	17 Church Green	Formby	Liverpool	Merseyside	L37 2LN	751
DOROTHY	POTTS	32 Duncoole Park	Belfast	County Antrim		BT14 8JT	300
MICHELLE	PRITCHARD	5 Ffynnon Tegla	Llandegla	Denbighshire		LL11 3BJ	300
JOHN	PURNELL	32 Gotham Road	Spital	Wirral		CH63 9NQ	150
BRIAN	SHARMAN	24 Maurice Drive	Countesthorpe	Leicester		LE8 5PH	450
MARK	SHELDON	3 Riley Close	Stoney Stanton	Leicestershire		LE9 4TP	180
MARGARET	SILSBY	35 Shrewsbury Avenue	Aintree	Liverpool	Merseyside	L10 2LD	300
PENELOPE	TATE	Westcot	8 Bedells Lane	Wilmslow	Cheshire	SK9 5HY	240
CAROLYN	THORNTON	92 Moorhey	Maghull	Liverpool	Merseyside	L31 5LN	150
JAMES	WALTON	24 Lodge Lane	Chalfont St Giles	Buckinghamshire		HP8 4AF	300
NICHOLAS	WHATSIZE	3 Park Crescent	Oadby	Leicester		LE2 5YJ	601
KAREN	WILKINSON	3 Glenway	Penwortham	Preston	Lancs	PR1 9AJ	150
							8314



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,441	5,553	8,662
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Ian Walker	Ordinary	1,441
Address: 1a Brocks Hill Drive Oadby Leicester		
UK postcode: LE2 4RE		
Name: Patrick Ryan	Ordinary	5,553
Address: 18 Brandreth Delph Parbold Lancashire		
UK postcode: WN8 7AQ		
Name: Robert Towers	Ordinary	8,662
Address: 27 Winwick Park Avenue Winwick Warrington Cheshire		
UK postcode: WA2 8XB		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form –



Signed ______________________ Date 22-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,749	2,078	1,576
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Ian Tandy	Ordinary	8,827
Address: Bridle Cottage Fernie Chase Thorpe Langton Leics		
UK postcode: LE16 4QU		
Name: Derrick Fewings	Ordinary	1,576
Address: 16 Ledson Grove Aughton Ormskirk Lancs		
UK postcode: L39 6TB		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]



Signed ____________________ Date 22-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,539	6,304	1,941
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Norah Dwyer	Class of shares allotted: Ordinary	Number allotted: 1,539
Address: 24 Mill End Lane Airewas Burton on Trent Staffs		
UK postcode: DE13 7BX		
Name: Georgina Broad	Class of shares allotted: Ordinary	Number allotted: 8,245
Address: Glebe House 13 Station Road Market Bosworth Leics		
UK postcode: CV13 0JS		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 22-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,801	13,846	1,638
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Christopher Richardson Address: 41 Lynton Drive Hillside Southport Merseyside UK postcode: PR8 4QG	Ordinary	1,801
Name: John Russell Simm Address: Wheelwrights Corelsy Ludlow Shropshire UK postcode: SY8 3AS	Ordinary	13,846
Name: Pamela Blackburn Address: 14 The Paddock Crick Northants UK postcode: NN6 7XG	Ordinary	1,638
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 22-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14



coform

File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	738	1,216	7,273
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Gary Wilkinson	Class of shares allotted: Ordinary	Number allotted: 15,559
Address: 5 Bonner Close Oadby Leicester		
UK postcode: le2 4uz		
Name: James Bone	Class of shares allotted: Ordinary	Number allotted: 321
Address: 2 Lynmouth Drive Gilmorton Lutterworth Leics		
UK postcode: LE17 5PG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 22-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester

File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	738	1,216	7,273
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Colin Jones Address: 13 Sunningdale Drive Blundellsands Merseyside UK postcode: L23 7XA	Ordinary	738
Name: Karl Ambler Address: 66 Repton Road Harshorne Swandlincote Sth Derbyshire UK postcode: DE11 7AF	Ordinary	1,216
Name: Martin Evans Address: 48 Moss Lane Bramhall Stockport Cheshire UK postcode: SK7 1EH	Ordinary	7,273
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 22-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14



coform

File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,536	1,340	1,931
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Stephen Parish	Class of shares allotted: Ordinary	Number allotted: 1,536
Address 5 The Huntings Kirby Muxloe Leicester Leics		
UK postcode LE9 2BX		
Name Mark Evans	Class of shares allotted: Ordinary	Number allotted: 1,340
Address 12 Speedwell Road Mountsorrel Leics		
UK postcode LE12 7FF		
Name Chris Gladman	Class of shares allotted: Ordinary	Number allotted: 1,931
Address Martlets 8 Albert Street Kibworth Harcourt Leics		
UK postcode LE8 0NA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 22-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14


coform

File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,468	3,091	321
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Gary Wilkinson	Ordinary	15,559
Address 5 Bonner Close Oadby Leicester		
UK postcode le2 4uz		
Name	Class of shares allotted	Number allotted
James Bone	Ordinary	321
Address 2 Lynmouth Drive Gilmorton Lutterworth Leics		
UK postcode LE17 5PG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 22-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14





File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,310	5,369	1,746
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	795	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
James Bone	Ordinary	8,425
Address 2 Lynmouth Drive Gilmorton Lutterworth Leics		
UK postcode LE17 5PG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 22-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14





File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,646	1,217	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	837	805.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Richard Smithies	Class of shares allotted: Ordinary	Number allotted: 2,863
Address: Cobweb Cottage Lady Gate Diseworth Derbyshire		
UK postcode: DE74 2QF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ **Date** 21-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	624	2,110	5,344
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	805.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Richard Smithies	Class of shares allotted: Ordinary	Number allotted: 8,078
Address: Cobweb Cottage Lady Gate Diseworth Derbyshire		
UK postcode: DE74 2QF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________________ **Date** 21-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14



coform



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,527	1,886	195
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	871.5	837	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Rachel Matthews	Class of shares allotted: Ordinary	Number allotted: 1,527
Address: 5 Ingham Road Timperley Altrincham		
UK postcode: WA14 5PX		
Name: Christopher Annis	Class of shares allotted: Ordinary	Number allotted: 2,081
Address: Acorn House High Street Buxted East Sussex		
UK postcode: TN22 4JU		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed  **Date** 21-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	390	523	300
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	644.4	668	632

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULES	Ordinary	1,213
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 21-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14



644·4

18th November 2005

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2001 Scheme

Name			Address				Total Options Exercised
MRS	VANESSA	RICE	4 BLYTHBANK COTTAGE	WEST LINTON	PEEBLESHHIRE	EH46 7DF	158
MR	EUNAN	CARR	16 FITZROY CRESCENT	WOODLEY	READING	RG5 4EU	232
							390

668

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

18th November 2005

Early Exercise 2004 Scheme

Name		Address				Total Options Exercised
MR	MICHAEL WELLS	11 FARMWAY	BRAUNSTONE TOWN	LEICESTER	LE3 2XB	523
						523

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

18th November 2005

Early Exercise 2002 Scheme

Name			Address					Total Options Exercised
MRS	KAREN	HOY	67 SIDNEY ROAD	BOOTLE	LIVERPOOL	MERSEYSIDE	L20 9LB	300
								300



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,636		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Roger Hooley	Class of shares allotted: Ordinary	Number allotted: 1,636
Address: 48 Twining Brook Road Cheadle Hulme Cheadle Cheshire		
UK postcode: SK8 5RJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 16-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14



coform



File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,579	1,407	1,547
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	871.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Michael Dawbarn	Class of shares allotted: Ordinary	Number allotted: 1,579
Address: 87 Aviemore Drive Fearnhead Warrington Cheshire		
UK postcode: WA2 0TH		
Name: Michael Woodward	Class of shares allotted: Ordinary	Number allotted: 1,407
Address: 1 Plough Close Leicester Forest East Leicester		
UK postcode: LE3 3QR		
Name: Rachel Matthews	Class of shares allotted: Ordinary	Number allotted: 1,547
Address: 5 Ingham Road West Timperley Altrincham Cheshire		
UK postcode: WA14 5PX		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form



Signed ______________ Date 16-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes Admin, Alliance & Leiceste

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14





File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	11	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	7,780	1,663	3,582
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	670	785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Ian Hares	Class of shares allotted: Ordinary	Number allotted: 13,025
Address: 23 Littleton Close Kenilworth Warks		
UK postcode: CV8 2WA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode: WA14 5PX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed  Date 16-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14


coform



F..e No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	11	2005			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	720		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	837		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Carole Ratcliffe	Class of shares allotted Ordinary	Number allotted 720
Address Potters Cottage 2 Uppingham Road Billesdon Leics		
UK postcode LE7 9AR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted Ordinary	Number allotted
Address		
UK postcode LE67 1AW		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 14-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes Administrator,
Alliance & Leicester, Carlton Park, Leic LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14





File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,905	1,596	1,458
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	455.5	834	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Andrew Muddimer	Class of shares allotted: Ordinary	Number allotted: 2,905
Address: 44 Coventry Road Narborough Leicester		
UK postcode: LE9 5GB		
Name: Rachel Matthews	Class of shares allotted: Ordinary	Number allotted: 1,596
Address: 5 Ingham Road Timperley Altrincham Cheshire		
UK postcode: WA14 5PX		
Name: George Hazell	Class of shares allotted: Ordinary	Number allotted: 1,458
Address: 37 Hawthorne Drive Thornton Leicestershire		
UK postcode: LE67 1AW		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed  Date 14-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes Administrator,

Alliance & Leicester, Carlton Park, Leic LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14



File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,488	16,542	9,216
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	805.5	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Colin Hughes	Ordinary	1,488
Address: Berth y Bi 77 Hendy Road Mold Flintshire		
UK postcode: CH7 1QR		
Name: Ian Lawrence	Ordinary	25,758
Address: 26 Littleton Close Kenilworth Warwickshire		
UK postcode: CV8 2WA		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 08-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewas, Share Schemes Admin, Alliance & Leicest

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14



File No. 82-4904



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,695	1,601	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	632	689	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	Ordinary	1,695
Address:		
UK postcode:		
Name: SEE ATTACHED SCHEDULE	Ordinary	1,601
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 02-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Administrator

Alliance & Leicester plc, Narborough, Leics LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14



coform

632

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 04.11.05


Alliance
Leicester

Early Exercise 2002 Scheme

Name			Address						Total Options Exercised
MRS	DEBORAH	BROWN	21 CRICKET LANE	LOUGHBOROUGH	LEICESTERSHIRE	LE11 3PD			450
MR	PETER	DOCKER	FRAMPTON COTTAGE	PANKRIDGE STREET	CRONDALL	NR FARNHAM	SURREY	SU10 5QU	210
MRS	DOORGAWATEE	FAGOONEE	22 SEENEEVASSEN AVENUE	QUATRE BORRES	MAURITIUS				150
MISS	ALEXANDRA	HAWKES	7 APPLETON COURT	BEESTON	NOTTINGHAM	NG9 1JW			300
MRS	CAROL	HINCKS	39 BRIDGEWATER DRIVE	GREAT GLEN	LEICESTER	LE8 9DX			285
MISS	JANE	MALIVOIRE	17 BIBBY ROAD	CHURCHTOWN	SOUTHPORT	PR9 7PT			60
MR	JAMES	MORAN	82 REDGATE	ORMSKIRK	LANCASHIRE	LANCASHIRE	L39 3NR		240
									1,695

689

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 04.11.05

Alliance Leicester

Early Exercise 2003 Scheme

Name			Address					Total Options Exercised
MRS	DEBORAH	BROWN	21 CRICKET LANE	LOUGHBOROUGH	LEICESTERSHIRE	LE11 3PD		674
MR	STEVEN	BROWN	KENTS FARM	PERSHORE ROAD	GREAT COMBERTON	PERSHORE	WR10 3DX	927
								1,601



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,396	301	7,686
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	671.2	364.4

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Lorraine Giddings	Ordinary	3,396
Address: 27 Hill Rise Woodhouse Eaves Loughborough Leics		
UK postcode: LE12 8QX		
Name: SEE ATTACHED SCHEDULE	Ordinary	301
Address:		
UK postcode:		
Name: SEE ATTACHED SCHEDULE	Ordinary	7,686
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 02-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Administrator

Alliance & Leicester plc, Narborough, Leics LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14



coform

364-4

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date 01.11.05

Alliance Leicester

Early Exercise 2000 Scheme

Name			Address						Total Options Exercised
MRS	JANE	BRITTON	4 FRANCEY DRIVE	WINDMILL WATERS	GLENELLA	MACKAY 4740	QUEENSLAND	AUSTRALIA	463
MS	EILEEN	CLARKE	THE GABLES	91 LUTTERWORTH ROAD	LEICESTER	LE2 8PL			3704
MRS	ALISON	SCHOFIELD	23 HAZELTON ROAD	MARLBROOK	BROMSGROVE	B61 0JG			3519
									7,686

671-2

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 04.11.05

Alliance Leicester

Early Exercise 1999 Scheme

Name			Address					Total Options Exercised
MRS	SHEBILA	ZAHID	22 ALPORT CROFT	BORDESLEY VILLAGE	BIRMINGHAM	WEST MIDLANDS	B9 4PJ	301
								301


coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	10	2005			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	1,100		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Simon Baum	Class of shares allotted: Ordinary	Number allotted: 1,100
Address: 41 Sanders Road, Quorn, Loughborough, Leics		
UK postcode: LE12 8JN		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28-Oct-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14


coform

File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	634,040		
Nominal value of each share	0.50		
Amount (if any) paid or due on each share *(including any share premium)*	364.4		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 634,040
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Administrator

Alliance & Leicester plc, Carlton Park, Narborough

Leic LE19 0AL Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14


coform

File No. 82-4964



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	449,803		
Nominal value of each share	0.50		
Amount (if any) paid or due on each share *(including any share premium)*	632		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 449,803
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 01-Nov-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Administrator
Alliance & Leicester plc, Carlton Park, Narborough
Leic LE19 0AL Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14


coform